Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 333-257912

Press Release

Aurora makes major progress in 2021 toward commercializing self-driving technology

Industry-leading partnerships and pilots, and cutting-edge products define path to market

(Pittsburgh, PA) – Through its cutting-edge technology and industry-leading partnerships, self-driving company Aurora is building a generational business that aims to transform how goods and people move through the world. In 2021 alone, the company has made major advancements toward delivering its vision for how self-driving technology comes to market.

Across the four quadrants of vehicle manufacturer and network user, Aurora is now partnered with one of the largest transportation and logistics companies in the world with FedEx, the number one ride hailing platform on the planet with Uber, the number one global vehicle OEM on the planet with Toyota, and two of the top three North American OEM’s in trucking with Volvo and PACCAR. Aurora believes there is no stronger ecosystem of partnerships to bring this technology to market in the AV industry. Aurora plans to merge with the special purpose acquisition company (SPAC) Reinvent Technology Partners Y (NASDAQ: RTPY) and expects to list on Nasdaq with the ticker symbol AUR on November 4.

With its flagship product the Aurora Driver – which is designed to enable driverless operation of any vehicle platform, from class 8 trucks to passenger vehicles – Aurora plans to launch its autonomous commercial trucking business Aurora Horizon by late 2023, followed by its driverless ride-hailing business, Aurora Connect, in 2024. Aurora plans to offer a Driver-as-a-Service business model, where fleet owners purchase Aurora-powered vehicles, subscribe to use the Aurora Driver, and utilize Aurora-certified fleet service partners to operate autonomous mobility and logistics services.

Aurora’s recent milestones define the critical steps for delivering self-driving products at scale:

Depth and Breadth of Expertise: Welcoming Uber ATG to Aurora

At close to 1600 people, Aurora has an industry-leading self-driving team with nearly 200 Ph.Ds and over 1,100 pending and issued patents worldwide. Building on its expertise, in January, Aurora welcomed Uber ATG’s team and technology, integrating their expertise in engineering, safety, ride-sharing, and more into the company’s long-term vision, value, and plans for autonomous vehicle deployment.

Industry-First Collaboration: Hauling Commercial Goods with FedEx and PACCAR

The company showed how the Aurora Driver can be seamlessly integrated into freight operations via an industry-first collaboration with FedEx and PACCAR. Through this pilot, Aurora-powered PACCAR trucks are regularly and autonomously hauling FedEx loads in Texas between Dallas and Houston – a 500-mile round trip. Aurora believes this collaboration demonstrates the value of self-driving technology as the economy faces a supply chain crisis, making the need for dynamic logistics solutions more important than ever.

Autonomous Trucking in 2023: Building Volvo’s First-Ever Commercial Autonomous Truck for the U.S. Market

After partnering with Volvo in March, Aurora developed the trucking leader’s first-ever prototype truck for autonomous commercial freight operations in North America – the Aurora-powered Volvo VNL. As Volvo’s flagship long-haul model, and the first vehicle in Volvo’s fleet to be designed from the ground up to operate with the Aurora Driver, this represents a significant step toward building and deploying autonomous commercial L4 Class 8 trucks at scale for Volvo Autonomous Solutions customers in North America. With productive partnerships with key trucking leaders underway, Aurora is already delivering value to two of the top three truck manufacturers in the United States.

Autonomous Ride-Hailing in 2024: Developing the Aurora-Powered Toyota Sienna

Just months after announcing a long-term, strategic partnership with Toyota, Aurora unveiled the Aurora-powered Toyota Sienna – a custom-built vehicle designed specifically for autonomous ride-hailing. Benefiting from Toyota’s position as the global leader in vehicle manufacturing and Aurora’s relationship with Uber, the world’s top ride-hailing platform, the Aurora-powered Toyota Sienna is already being tested and validated for planned commercial deployment in 2024.

Path to Profitability: Aurora Horizon and Aurora Connect Product Subscription Services

Showing how self-driving systems are not only developed but how they will be commercialized, Aurora introduced application-specific product suites built to integrate into customers’ businesses and grow their operations. Aurora Horizon is intended to provide freight carriers and private fleets with reliable, scalable self-driving technology powered by the Aurora Driver alongside powerful tools to integrate autonomous vehicles into existing operations. Aurora Connect is designed to enable Aurora-powered vehicles to integrate with ride-hailing networks and transport passengers safely and comfortably. We plan to support both services with Aurora Beacon, the mission control system that will facilitate dispatching, routing, monitoring of vehicle health, and incident response, as well as Aurora Shield, which will provide roadside assistance that maximizes uptime of vehicles equipped with the Aurora Driver.

Next-Generation Hardware: Unlocking Commercialization of Self-Driving Tech

Aurora introduced its next-generation hardware kit, which debuted in commercial pilots this year and laid the foundation for the company’s trucking and ride-hailing services. This new technology fuses Aurora and Uber ATG’s hardware into a single, optimized, deeply integrated system – combining cutting-edge camera, radar, and lidar sensors with a new powerhouse computer to create what Aurora believes to be a feature-complete, safer, and more reliable driver.

Accelerating Work with Partners: Implementing the Aurora Driver Development Program

On the heels of announcing partnerships with Volvo, PACCAR, Toyota, and more, Aurora shared the Aurora Driver Development Program – the structured approach for the creation of Aurora-powered vehicles. Refined in collaboration with half a dozen OEMs and through the integration of the Aurora Driver into eight distinct vehicle platforms, this process details how Aurora builds, refines, pilots, validates, launches, and scales deployment of self-driving technology.

Faster, Safer Autonomous Vehicle Development: Rapidly Scaling Simulation Work

While simulation has always been at the core of development of the Aurora Driver, this year saw these efforts expand at a massive scale. Aurora expects to have driven the equivalent of over 9 billion simulated miles by the end of the year – 6 billion of these in 2021 alone. Aurora continues to scale up its Virtual Testing Suite, running millions of daily tests to rapidly add capabilities to the Aurora Driver.

Robust Approach to Safety: Publishing the Self-Driving Industry’s Only Public Safety Case Framework

Aurora has made safety a core part of its mission since the company’s founding and, in 2021, shared the self-driving industry’s first-ever Safety Case Framework to address both autonomous trucking and passenger mobility. This framework, which is the only one published by a currently operating self-driving company, is an imperative component for any business planning to deliver commercial-ready autonomous vehicles at scale by operating on public roads without a safety driver. The Safety Case Framework builds on Aurora’s robust safety playbook, which includes a Safety Management System that governs organizational safety practices, a Safety Advisory Board composed of established experts from safety-critical industries, and a 2021 Voluntary Safety Self-Assessment.

Tangible Technical Progress: Demonstrating the Aurora Driver on Texas Highways

With Aurora-powered trucks already hauling goods on Texas highways, the company invited guests to its Palmer, Texas terminal to experience self-driving technology first-hand with autonomous rides in self-driving Peterbilt 579 trucks on a stretch of Interstate 45 – which is driven by more than 8,500 conventional trucks per day. Aurora also highlighted how the company’s foundational investments in engineering, machine learning, and artificial intelligence accelerate and strengthen progress in hardware, perception, simulations, mapping, forecasting, and data – helping to enable commercial deployment of autonomous vehicles at scale.

These milestones show Aurora’s significant momentum toward deployment of autonomous vehicles at scale for freight and passenger mobility. As Aurora refines its technology in advance of planned commercial deployment in 2023, it will continue to progress with both customers and partners.

For more on recent announcements, milestones, and Aurora’s technology, visit www.aurora.tech/ir.

About Aurora

Founded in 2017 by experts in the self-driving industry, Aurora is on a mission to deliver the benefits of self-driving technology safely, quickly, and broadly. To move both people and goods, the company is building the Aurora Driver, a platform that brings together software, hardware and data services to autonomously operate passenger vehicles, light commercial vehicles, and heavy-duty trucks. Aurora is backed by Sequoia Capital, Baillie Gifford, funds and accounts advised by T. Rowe Price Associates, among others, and is partnered with industry leaders including Toyota, Uber, Volvo, and PACCAR. Aurora tests its vehicles in the Bay Area, Pittsburgh, and Dallas. The company has offices in those areas as well as in Bozeman, MT; Seattle, WA; Louisville, CO; and Wixom, MI. To learn more, visit www.aurora.tech.

Aurora Overview

Aurora Innovation

Aurora Press Kit

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This press release relates to a proposed transaction between RTPY and Aurora. This press release is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTPY shareholders. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.

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